Exhibit 99

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(US$000s except share amounts, CDN GAAP)
(Unaudited)

	Three months ended May 31,

	2003	2002

Revenue
Product license	$ 57,801	$ 49,835
Product support	64,127	48,179
Services	28,635	22,116

Total revenue	150,563	120,130

Cost of revenue
Cost of product license	1,111	734
Cost of product support	6,855	4,413
Cost of services	20,859	15,547

Total cost of revenue	28,825	20,694

Gross margin	121,738	99,436

Operating expenses
Selling, general, and administrative	80,436	65,841
Research and development	23,294	19,698
Amortization of intangible assets	2,396	2,702
Investment tax credits	(2,374)	(1,327)

Total operating expenses	103,752	86,914

Operating income	17,986	12,522
Interest expense	(171)	(46)
Interest income	1,044	1,601

Income before taxes	18,859	14,077
Income tax provision	6,786	5,323

Net income	12,073	8,754
Retained earnings at beginning of the period	215,714	164,144
Repurchase of shares	--	(9,315)

Retained earnings at end of the period	$ 227,787	$ 163,583

Net income per share
Basic	$ 0.14	$ 0.10

Diluted	$ 0.13	$ 0.10

Weighted average number of shares (000s)
Basic	88,527	88,000

Diluted	90,924	91,531

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(US$000s, CDN GAAP)

	May 31, 2003	February 28, 2003

Assets	(Unaudited)
Current assets
Cash and cash equivalents	$ 200,670	$ 162,588
Short-term investments	63,226	79,670
Accounts receivable	105,235	139,116
Prepaid expenses and other current assets	12,732	8,884
Deferred tax assets	5,241	5,427

	387,104	395,685
Fixed assets	68,864	63,467
Intangible assets	30,506	32,902
Goodwill	170,099	169,991

	$ 656,573	$ 662,045

Liabilities
Current liabilities
Accounts payable	$ 25,772	$ 33,310
Accrued charges	30,050	34,192
Salaries, commissions, and related items	35,401	48,916
Income taxes payable	2,850	4,395
Deferred revenue	139,754	146,008

	233,827	266,821
Long-term liabilities	--	1,647
Deferred income taxes	13,848	14,868

	247,675	283,336

Stockholders' Equity
Capital stock
Common shares (May 31, 2003 - 88,990,745;
February 28, 2003 - 88,124,914)	185,963	173,363
Treasury shares (May 31, 2003 - 43,500;
February 28, 2003 - 22,500)	(1,065)	(501)
Deferred stock-based compensation	(1,208)	(1,243)
Retained earnings	227,787	215,714
Accumulated other comprehensive loss	(2,579)	(8,624)

	408,898	378,709

	$ 656,573	$ 662,045

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$000s, CDN GAAP)
(Unaudited)

	Three months ended May 31,

	2003	2002

Cash flows from operating activities
Net income	$ 12,073	$ 8,754
Non-cash items
Depreciation and amortization	7,634	6,525
Amortization of deferred stock-based compensation	169	185
Amortization of other deferred compensation	62	148
Deferred income taxes	(3,122)	(1,221)
Loss on disposal of fixed assets	454	97

	17,270	14,488
Change in non-cash working capital
Decrease in accounts receivable	37,006	36,590
Increase in prepaid expenses and other current assets	(3,088)	(247)
Decrease in accounts payable	(8,625)	(6,671)
Decrease in accrued charges	(5,809)	(2,068)
Decrease in salaries, commissions, and related items	(15,793)	(5,106)
Decrease in income taxes payable	(138)	(2,778)
Decrease in deferred revenue	(10,282)	(3,780)

Net cash provided by operating activities	10,541	30,428

Cash flows from investing activities
Maturity of short-term investments	63,752	113,186
Purchase of short-term investments	(44,700)	(47,626)
Additions to fixed assets	(6,730)	(4,269)
Acquisition costs	(108)	--

Net cash provided by investing activities	12,214	61,291

Cash flows from financing activities
Issue of common shares	12,466	3,765
Purchase of treasury shares	(564)	--
Repurchase of shares	--	(9,992)
Decrease in long-term-debt and long-term liabilities	(1,697)	(16)

Net cash provided by (used in) financing activities	10,205	(6,243)

Effect of exchange rate changes on cash	5,122	2,653

Net increase in cash and cash equivalents	38,082	88,129
Cash and cash equivalents, beginning of period	162,588	192,901

Cash and cash equivalents, end of period	200,670	281,030
Short-term investments, end of period	63,226	57,229

Cash, cash equivalents, and short-term investments, end of period	$ 263,896	$ 338,259

(See accompanying notes)

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Annual Information Form for the fiscal year ended February 28, 2003.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

All information is presented in thousands of U.S. dollars, unless otherwise stated. Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

2.	Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

Revenue from education, consulting, and other services is recognized at the time such services are rendered.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

For contracts with multiple obligations (e.g. deliverable and undeliverable products, support obligations, education, consulting and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

3.	Stock-based Compensation

The Corporation applies CICA Handbook section 3870, Stock-based Compensation and Other Stock-Based Payments, (CICA 3870) in accounting for its stock option, stock purchase, and restricted share unit plans. Except for certain options assumed on the acquisition of Adaytum, where compensation cost has been recognized in the financial statements, the exercise price of all stock options is equal to the market price of the stock on the trading day preceding the date of grant. Where the exercise price of stock options is equal to the market price of the stock on the trading day preceding the date of grant, no compensation cost has been recognized in the financial statements for its stock option and stock purchase plans. The fair value of each restricted share unit is calculated at the date of grant. Compensation cost relating to the restricted share unit plan is recognized in the financial statements over the vesting period.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

If the fair values of the options granted had been recognized as compensation expense on a straight-line basis over the vesting period of the grant, stock-based compensation costs would have reduced net income, basic net income per share and diluted net income per share as indicated in the table below (000s, except per share amounts):

	Three months ended May 31,

	2003	2002

Net income (loss):
As reported	$ 12,073	$ 8,754
Add: Stock-based employee compensation
included above	169	185
Less: Stock-based employee compensation using
fair value based method	(6,249)	(6,272)

Pro forma	$ 5,993	$ 2,667

Basic net income (loss) per share:
As reported	$ 0.14	$ 0.10
Add: Stock-based employee compensation
included above	--	--
Less: Stock-based employee compensation using
fair value based method	(0.07)	(0.07)

Pro forma	$ 0.07	$ 0.03

Diluted net income (loss) per share:
As reported	$ 0.13	$ 0.10
Add: Stock-based employee compensation
included above	--	--
Less: Stock-based employee compensation using
fair value based method	(0.07)	(0.07)

Pro forma	$ 0.06	$ 0.03

Weighted average number of shares:
Basic	88,527	88,000

Diluted	90,924	91,531

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

	Three months ended May 31,

	2003	2002

Risk-free interest rates	N/A*	3.7%
Expected life of options (years)	N/A*	3.0
Expected volatility	N/A*	62%
Dividend yield	N/A*	0%

* During the three months ended May 31, 2003 no options were granted

4.	Goodwill

During the three months ended May 31, 2003 and May 31, 2002 there were additions to goodwill of $108,000 and $40,000 related to additional consideration paid to the former shareholders of Teijin Cognos Incorporated (TCI). This additional consideration was based on components of the net revenue of TCI during the quarter. The Corporation has designated the beginning its fiscal year as the date for the annual impairment test, and performed the required test as of March 1, 2003. Based on this test, goodwill is not considered to be impaired.

		Three months ended May 31,

	2003	2002

Beginning balance	$169,991	$15,230
Additions	108	40

Closing balance	$170,099	$15,270

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

5.	Intangible Assets

	As at May 31, 2003		As at February 28, 2003

	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate

	($000s)		($000s)
Acquired Technology	$ 33,381	$13,423	$ 33,381	$11,821	20%
In-process technology	38,400	35,395	38,400	34,906	20%
Deferred compensation	8,945	8,824	8,945	8,763	Compensation Period
Contractual relationships	7,800	378	7,800	134	12.5%

	88,526	$58,020	88,526	$ 55,624

	(58,020)		(55,624)

Net book value	$ 30,506		$32,902

Amortization of intangible assets was $2,396,000 and $2,702,000 in the quarters ended May 31, 2003 and May 31, 2002. The estimated amortization expense related to intangible assets is as follows ($000s):

2004 (Q2 to Q4)	6,963
2005	5,922
2006	5,498
2007	4,915
2008	4,375
2009	975
2010 and thereafter	1,858

6.	Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

7.	Net Income per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000s except per share amounts)

	Three months ended May 31,

	2003	2002

Basic Net Income per Share
Net income	$12,073	$ 8,754

Weighted average number of shares outstanding	88,527	88,000

Basic net income per share	$ 0.14	$ 0.10

Diluted Net Income per Share
Net income	$12,073	$ 8,754

Weighted average number of shares outstanding	88,527	88,000
Dilutive effect of stock options	2,397	3,531

Adjusted weighted average number of shares outstanding	90,924	91,531

Diluted net income per share	$ 0.13	$ 0.10

8.	Comprehensive Income

Comprehensive income includes net income and other comprehensive income (OCI). OCI refers to changes in net assets from transactions and other events, and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity and excluded from net income. The only other comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency net of derivative gains or losses.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The components of comprehensive income were as follows ($000‘s):

	Three months ended May 31,

	2003	2002

Net income	$12,073	$ 8,754
Other comprehensive income:
Foreign currency translation adjustments	6,045	3,864

Comprehensive income	$18,118	$12,618

9.	Segmented Information

The Corporation has one reportable segment—computer software products.

10.	Stockholders’Equity

The Corporation issued 866,000 common shares valued at $12.5 million during the three months ended May 31, 2003, and issued 296,000 shares valued at $3.8 million during the three months ended May 31, 2002. The issuance of shares in both periods was pursuant to our stock purchase plan and the exercise of stock options by employees, officers, and directors. During the three month period ended May 31, 2003, the Corporation did not repurchase shares in the open market. The Corporation repurchased 388,000 shares at a value of $10.0 million during the three months ended May 31, 2002.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

11.	Liabilities in Connection with Acquisition

The Corporation undertook a restructuring plan in conjunction with the acquisition of Adaytum during January 2003. In accordance with Emerging Issues Committee (EIC) No. 42, Costs Incurred On Business Combinations (EIC 42) the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. This restructuring primarily relates to involuntary employee separations of approximately 90 employees of Adaytum, accruals for abandoning leased premises of Adaytum and related write-downs of leasehold improvements as well as asset write-downs of Adaytum. The employee separations impact all functional groups and geographic regions of Adaytum. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items and is expected to be paid during fiscal 2004. The Corporation does not believe that any unresolved contingencies, purchase price allocation issues, or additional liabilities exist that would result in a material adjustment to the acquisition cost allocation.

	Employee separations	Other restructuring accruals	Total accrual	Asset write- downs	Total

Restructuring	$ 3,888	$ 3,976	$ 7,864	$ 768	$ 8,632
Cash payments	(248)	(11)	(259)	--	(259)
Asset write-downs	--	--	--	(768)	(768)

Balance as at
February 28, 2003	$ 3,640	$ 3,965	$ 7,605	$ --	$ 7,605
Cash payments	(1,103)	(14)	(1,117)	--	(1,117)

Balance as at
May 31, 2003	$ 2,537	$ 3,951	$ 6,488	$ --	$ 6,488

12.	Comparative Results

Certain of the prior period’s figures have been reclassified in order to conform to the presentation adopted during the current fiscal year. We have updated our income statement presentation to segregate from selling, general, and administrative expenses $15,547,000 for the three months ended May 31, 2002, and created a new line item for, the cost of providing services. Additionally we have segregated from selling, general, and administrative expenses $2,702,000 for the three months ended May 31, 2002, and created a new line item for, amortization of intangible assets within operating expenses. This reclassification was made to provide more information to the users of our financial statements. This change in presentation does not affect previously reported assets, liabilities, or results of operations.